UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 12, 2022 (October 12, 2022)

Global Business Travel Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-39576	98-0598290
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

666 3rd Avenue, 4th Floor

New York, NY 10017
(Address of principal executive offices) (Zip Code)

(212) 679-1600
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 per share	GBTG	New York Stock Exchange

Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	GBTG.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☒ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On October 12, 2022, Global Business Travel Group, Inc., a Delaware corporation (the “Company”), and Continental Stock Transfer & Trust Company (the “Warrant Agent”), entered into an amendment (the “Warrant Amendment”) to the Warrant Agreement, dated as of October 1, 2020 (the “Warrant Agreement”), by and between the Company (formerly named Apollo Strategic Growth Capital) and the Warrant Agent.

The Warrant Amendment amends the Warrant Agreement to provide the Company with the right to mandatorily exchange the Company’s remaining outstanding Warrants (as defined below) for shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), at an exchange ratio of 0.2475 shares of Class A Common Stock for each Warrant. The Company has the right to require the exchange of not less than all of the Warrants at any time while such Warrants are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the registered holders of the outstanding Warrants at least fifteen days prior to the date of exchange fixed by the Company.

The Company will exercise its right to acquire and retire all remaining outstanding Warrants in exchange for shares of Class A Common Stock in accordance with the terms of the Warrant Amendment, and has fixed October 27, 2022 as the exchange date.

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 3.03.	Material Modifications to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the disclosure set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 3.03.

Item 5.07.	Submission of Matters to a Vote of Security Holders.

As previously disclosed, including in the final Prospectus/Offer to Exchange filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on October 3, 2022, in connection with the Company’s offer to each holder of the Company’s outstanding Warrants, consisting of (i) the Warrants sold as part of the units in Apollo Strategic Growth Capital’s initial public offering on October 6, 2020 (“IPO”) (the “Public Warrants”) and (ii) the Warrants sold as part of the units in a private placement that occurred simultaneously with the IPO (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”), to receive 0.275 shares of Class A Common Stock in exchange for each outstanding Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”), the Company solicited consents (the “Consent Solicitation”) from holders of its outstanding Public Warrants and outstanding Private Placement Warrants to approve the Warrant Amendment.

The Offer and Consent Solicitation expired one minute after 11:59 p.m., Eastern Standard Time, on October 7, 2022. A total of 25,755,628 Public Warrants, or approximately 94.60% of the 27,226,933 outstanding Public Warrants, and 12,224,134 Private Placement Warrants, or 100% of the outstanding Private Placement Warrants, were tendered and not withdrawn in the Offer, and therefore consented to the Warrant Amendment. Because consents were received from holders of more than 50% of the Company’s outstanding Public Warrants and more than 50% of the Company’s outstanding Private Placement Warrants, the Warrant Amendment was approved.

Item 8.01.	Other Events.

On October 12, 2022, the Company issued a press release announcing the closing of the Offer and Consent Solicitation and the entry into the Warrant Amendment. At closing, the Company issued 10,444,363 shares of Class A Common Stock in exchange for the Warrants tendered in the Offer.

A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
10.1	Amendment to the Warrant Agreement, dated October 12, 2022, by and between the Company and Continental Stock Transfer & Trust Company.
99.1	Press Release of Global Business Travel Group, Inc., dated October 12, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL Document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL BUSINESS TRAVEL GROUP, INC.

By:	/s/ Eric J. Bock
Name: Eric J. Bock
Title: Chief Legal Officer, Global Head of M&A and Compliance and Corporate Secretary

Date: October 12, 2022